December 14, 2016

VIA EDGAR

Samantha Brutlag

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Brutlag:

On October 19, 2016, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, the Camelot Premium Return Fund and Camelot Excalibur Small Cap Income Fund (each a “Fund” and together the “Funds”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on December 6, 2016, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1. Please supplementally provide a completed fee table for each Fund.

Response. The Registrant provided the completed fee table via email on December 13, 2016 and has also provided it below:

Premium Return

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of Class A shares if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund. More information about these and other discounts is available from your financial professional and is included in the section of the Fund’s prospectus entitled How to Buy Shares on page [ ] and in the sections of the Fund’s Statement of Additional Information entitled Reduction of Up-Front Sales

Charge on Class A Shares on page [ ] and Waiver of Up-Front Sales Charge on Class A Shares on page [ ].

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the original purchase price)	1.00%	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None
Redemption Fee	None	None	None
Exchange Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%	1.00%
Distribution (12b-1) Fees	0.25%	1.00%	None
Other Expenses	0.61%	0.62%	0.62%[1]
Interest Expenses	0.03%	0.03%	0.03%[1]
Remaining Other Expenses	0.58%	0.59%	0.58%[1]
Acquired Fund Fees and Expenses[2]	0.70%	0.70%	0.70% [1]
Total Annual Fund Operating Expenses	2.56%	3.32%	2.32%
Fee Waiver and/or Expense Reimbursement[3]	(0.08)%	(0.09)%	(0.09)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	2.48%	3.23%	2.23%

1 Estimated for the current fiscal year.

2 Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.

3The Advisor has contractually agreed to waive fees and/or reimburse expenses of the Fund to the extent necessary to limit operating expenses (excluding front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, underlying fund fees and expenses or extraordinary expenses, such as litigation) at 1.75%, 2.50% and 1.50% for Class A shares, Class C shares and Class I shares, respectively, through January 31, 2018. This agreement may only be terminated by the Fund's Board of Trustees on 60 days’ written notice to the Advisor; and upon the termination of the Management Agreement between the Trust and the Advisor. Fee waivers and expense reimbursements are subject to possible recoupment by the Advisor from the Fund in future years on a rolling three-year basis (within the three fiscal years after the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the expense limitation in place at the time of waiver/reimbursement and the expense limitation in place at the time of recapture.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

YEAR	Class A	Class C	Class I
1	$812	$326	$226
3	$1,319	$1,013	$716
5	$1,850	$1,723	$1,232
10	$3,298	$3,607	$2,649

Small Cap Income

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the original purchase price)	1.00%	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None
Redemption Fee	None	None	None
Exchange Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%	1.00%
Distribution (12b-1) Fees	0.25%	1.00%	None
Other Expenses	1.25%	1.25%	1.25%[1]
Interest Expense	0.03%	0.03%	0.03%[1]
Remaining Other Expenses	1.22%	1.22%	1.22%[1]
Acquired Fund Fees and Expenses[2]	0.41%	0.41%	0.41%[1]
Total Annual Fund Operating Expenses	2.91%	3.66%	2.66%
Fee Waiver and/or Expense Reimbursement[3]	(0.72)%	(0.72)%	(0.72)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	2.19%	2.94%	1.94%

1Estimated for the current fiscal year.

2 Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.  The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.

3The Advisor has contractually agreed to waive fees and/or reimburse expenses of the Fund to the extent necessary to limit operating expenses (excluding front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, underlying fund fees and expenses or extraordinary expenses, such as litigation) at 1.75%, 2.50% and 1.50% for Class A shares, Class C shares and Class I shares, respectively, through January 31, 2018. This agreement may only be terminated by the Fund's Board of Trustees on 60 days’ written notice to the Advisor and upon the termination of the Management Agreement between the Trust and the Advisor. Fee waivers and expense reimbursements are subject to possible recoupment by the Advisor from the Fund in future years on a rolling three-year basis (within the three fiscal years after the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the expense limitation in place at the time of waiver/reimbursement and the expense limitation in place at the time of recapture.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

YEAR	Class A	Class C	Class I
1	$784	$297	$197
3	$1,360	$1,054	$758
5	$1,960	$1,832	$1,346
10	$3,574	$3,869	$2,940

Comment 2. In Camelot Premium Return Fund’s “Principal Investment Strategies”, please clarify if investments in large cap securities is part of the Fund’s principal strategies.

Response. The Registrant has revised the disclosure in the first paragraph as follows:

…companies of any ~~with~~ market capitalization~~s~~ of ~~at least~~ above $1 billion…

Comment 3. In the fee table for both Funds, please correct the footnote references.

Response. The Registrant has made the correction requested as shown in our response to Comment 1.

Comment 4. In footnote 3 to the fee table for Camelot Small Cap Income Fund, remove the reference to the agreement being terminated by the adviser. Please also confirm supplementally that the date used to determine when recapture expired is the date on which the waiver or reimbursement is made.

Response. The Registrant has revised the disclosure to remove reference to the Adviser terminating the agreement. With respect to the period during which waived or reimbursed expenses would be recoverable, Registrant believes that its current practice is within the position stated by the Staff, as any amount to be waived or reimbursed by an adviser is determined as of the end of the fiscal year and, thus, does not actually occur until that date. Under the operating expense limitation agreements, the advisers have agreed to waive their respective fees or reimburse the respective Fund in order to limit the Fund's annual operating expenses to the stated expense ratio as calculated on a per annum basis. While the Funds attempt to estimate the amounts to be waived or reimbursed by the advisers via accruals made throughout the year, a Fund's expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determines that such advisory fee waiver is not actually required if a fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that a fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the year.

Similarly, whether an adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed. Only if the Fund's annual expense ratios are below the agreed upon limits is the adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreements, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by an adviser made within these parameters would be consistent with the Staff's stated position because the waiver or reimbursement occurs at the end of the fiscal year and any recoupment would occur within three years of that date.

Registrant reiterates its commitment to assure conformity in its financial statements with GAAP principals including those included in FASB Statement of Financial Accounting Standards #5, Accounting for Contingencies, paragraph 8; FASB Statement of Financial Accounting Concepts #6, paragraph 36, Elements of Financial Statements; and AICPA 2014 Audit Guide reference 8.07.

Comment 5. In “Principal Investment Strategies” of the Camelot Premium Return Fund, it mentions the Fund’s investments in MLPs. Please confirm supplementally that the Fund intends to qualify as a RIC.

Response. The Registrant so confirms.

Comment 6. Consider adding a risk related to investments in a small number of stocks as noted in the second paragraph of the Camelot Premium Return Fund’s strategy.

Response. The Registrant has determined not to add the risk given that the Fund is diversified.

Comment 7. In “Principal Investment Strategies” for both Funds, does a company need to be involved in abortion related activities as a “primary business activity” as is noted for the other kinds of excluded companies in order for them to be excluded? If so, revise the disclosure accordingly. If not, revise the disclosure to indicate that they are excluded regardless of whether it is a primary business activity.

Response. The Registrant has revised the disclosure as follows:

Abortion:  manufacturing of emergency contraceptives or abortifacients (i.e., drugs or devices used to cause an abortion), being a medical facility that performs elective abortions, and insuring elective abortions regardless of whether these activities are primary business activities

Comment 8. In “Principal Risks of Investing in the Fund – MLP Tax Risk”, please disclose that investors may receive corrected 1099s.

Response. The Registrant has revised the risk as requested.

Comment 9. In “Principal Risks of Investing in the Fund – Options Risk”, please add that the Fund could lose money when it writes call options.

Response. The Registrant has added the disclosure requested.

Comment 10. In “Performance”, consider adding a footnote to the return table indicating that the Class I shares will be included once it has a full calendar year of performance.

Response. This disclosure is already in the introduction to the performance table, so it has determined not to add the disclosure as a footnote.

SAI:

Comment 23. On page 31, please make the disclosure regarding the waiver and recapture consistent with the way it is stated in the prospectus.

Response. The Registrant has revised the disclosure as requested.

If you have any further questions or additional comments, please contact Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya. L. Goins

Tanya L. Goins